UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 2)*
IONICS, INCORPORATED
(Name of Issuer)
COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)
462218108
(CUSIP Number)
LYMAN B. DICKERSON, 2855 NW 75TH AVENUE, MIAMI, FLORIDA 33122, 305.592.1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
NOVEMBER 24, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to who copies are to be sent.

(Continued on following pages)

(Page 1 of 21 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 462218108		SCHEDULE 13D/A
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lyman B. Dickerson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o
6		CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida, United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 2,163,250
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,163,250
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,163,250
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* o
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.49%
14		TYPE OF REPORTING PERSON* OO

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CUSIP No. 462218108		SCHEDULE 13D/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lyman B. Dickerson Revocable Trust, dated September 9, 1996
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o
6		CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida, United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 216,324
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 216,324
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 216,324
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* o
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.95%
14		TYPE OF REPORTING PERSON* OO

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CUSIP No. 462218108		SCHEDULE 13D/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lyman B. Dickerson TR Lyman B. Dickerson Qualified Grantor Retained Annuity Trust #1
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o
6		CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida, United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 1,946,926
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,946,926
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,946,926
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* o
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.54%
14		TYPE OF REPORTING PERSON* OO

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CUSIP No. 462218108		SCHEDULE 13D/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lyman Dickerson Irrevocable Trust, dated July 1, 1991
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o
6		CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida, United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 289,580
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 289,580
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,580
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* o
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.27%
14		TYPE OF REPORTING PERSON* OO

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CUSIP No. 462218108		SCHEDULE 13D/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Douglas G. Dickerson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o
6		CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Virginia, United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 1,719,622
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,719,622
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,719,622
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* o
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.55%
14		TYPE OF REPORTING PERSON* OO

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CUSIP No. 462218108		SCHEDULE 13D/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Douglas G. Dickerson Revocable Trust, dated June 22, 1988
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o
6		CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Virginia, United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 183,163
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 183,163
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,163
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* o
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.80%
14		TYPE OF REPORTING PERSON* OO

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CUSIP No. 462218108		SCHEDULE 13D/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Douglas G. Dickerson TR Douglas G. Dickerson Qualified Grantor Retained Annuity Trust #1
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o
6		CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Virginia, United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 338,324
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 338,324
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,324
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* o
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.48%
14		TYPE OF REPORTING PERSON* OO

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CUSIP No. 462218108		SCHEDULE 13D/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Douglas G. Dickerson TR Douglas G. Dickerson Qualified Grantor Retained Annuity Trust #2
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o
6		CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Virginia, United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 338,324
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 338,324
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,324
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* o
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.48%
14		TYPE OF REPORTING PERSON* OO

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CUSIP No. 462218108		SCHEDULE 13D/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Douglas Dickerson Irrevocable Trust No. 3, dated July 1, 1991
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o
6		CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Virginia, United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 115,098
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 115,098
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,098
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* o
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.51%
14		TYPE OF REPORTING PERSON* OO

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CUSIP No. 462218108		SCHEDULE 13D/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard Dickerson Revocable Trust, dated March 5, 1993
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o
6		CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Virginia, United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 859,811
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 859,811
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 859,811
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* o
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.77%
14		TYPE OF REPORTING PERSON* OO

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CUSIP No. 462218108		SCHEDULE 13D/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard Dickerson Irrevocable Trust No. 3, dated July 1, 1991
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o
6		CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Virginia, United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 115,098
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 115,098
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,098
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* o
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.51%
14		TYPE OF REPORTING PERSON* OO

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SCHEDULE 13D/A

FOR

IONICS, INCORPORATED

This Schedule 13D/A is a joint filing of Lyman B. Dickerson, the Lyman B. Dickerson Revocable Trust, dated September 9, 1996, the Lyman B. Dickerson TR Lyman B. Dickerson Qualified Grantor Retained Annuity Trust #1, the Lyman Dickerson Irrevocable Trust, dated July 1, 1991, Douglas G. Dickerson, the Douglas G. Dickerson Revocable Trust, dated June 22, 1988, , the Douglas G. Dickerson TR Douglas G. Dickerson Qualified Grantor Retained Annuity Trust #1, the Douglas G. Dickerson TR Douglas G. Dickerson Qualified Grantor Retained Annuity Trust #2, the Douglas G. Dickerson Irrevocable Trust No. 3, dated July 1, 1993, the Richard Dickerson Revocable Trust, dated March 5, 1993 and the Richard Dickerson Irrevocable Trust No. 3, dated July 1, 1991 (collectively, the "Reporting Persons").

Item 1.

Security and Issuer

This Statement on Schedule 13D/A relates to the common stock, par value $1.00, of Ionics, Incorporated (“Ionics”).  The principal executive offices of Ionics are located at 65 Grove Street, Watertown, Massachusetts 02172.

Item 2.

Identity and Background

This Statement is being filed on behalf of each of the following Reporting Persons:

i.

Lyman B. Dickerson;

ii.

The Lyman B. Dickerson Revocable Trust, dated September 9, 1996 (the "Lyman Revocable Trust");

iii.

The Lyman B. Dickerson TR Lyman B. Dickerson Qualified Grantor Retained Annuity Trust #1 (the “Lyman GRAT”)

iv.

The Lyman Dickerson Irrevocable Trust, dated July 1, 1991 (the "Lyman Irrevocable Trust");

v.

Douglas G. Dickerson;

vi.

The Douglas G. Dickerson Revocable Trust, dated June 22, 1988 (the "Douglas Revocable Trust");

vii.

Douglas G. Dickerson TR Douglas G. Dickerson Qualified Grantor Retained Annuity Trust #1 (the “Douglas GRAT #1”);

viii.

Douglas G. Dickerson TR Douglas G. Dickerson Qualified Grantor Retained Annuity Trust #2 (the “Douglas GRAT #2”);

ix.

The Douglas Dickerson Irrevocable Trust No. 3, dated July 1, 1991 (the "Douglas Irrevocable Trust");

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x.

The Richard Dickerson Revocable Trust, dated March 5, 1993 (the "Richard Revocable Trust"); and

xi.

The Richard Dickerson Irrevocable Trust No. 3, dated July 1, 1991 (the "Richard Irrevocable Trust").

Lyman B. Dickerson is a resident of the State of Florida and is employed as a Vice-President of Ionics. His business address is 2855 NW 75th Avenue, Miami, Florida 33122.

The Lyman Revocable Trust is a Florida trust. Its principal address is 2855 NW 75th Avenue, Miami, Florida 33122.

The Lyman GRAT is a Florida trust.  Its principal address is 2855 NW 75th Avenue, Miami, Florida 33122.

The Lyman Irrevocable Trust is a Florida trust. Its principal address is 2855 NW 75th Avenue, Miami, Florida 33122.

Douglas G. Dickerson is retired and is a resident of the Commonwealth of Virginia. His address is 1204 Kamichi Court, Virginia Beach, Virginia 23451.

The Douglas Revocable Trust is a Virginia trust. Its principal address is 1204 Kamichi Court, Virginia Beach, Virginia 23451.

The Douglas Irrevocable Trust is a Virginia trust. Its principal address is 1204 Kamichi Court, Virginia Beach, Virginia 23451.

The Richard Revocable Trust is a Virginia trust. Its principal address is 1204 Kamichi Court, Virginia Beach, Virginia 23451.

The Richard Irrevocable Trust is a Virginia trust. Its principal address is 1204 Kamichi Court, Virginia Beach, Virginia 23451.

The Douglas GRAT #1 is a Virginia trust.  Its principal address is 1204 Kamichi Court, Virginia Beach, Virginia 23451.

The Douglas GRAT #2 is a Virginia trust.  Its principal address is 1204 Kamichi Court, Virginia Beach, Virginia 23451

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of which, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or sate securities laws, or finding any violation with respect to such laws.

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Item 3.

Source and Amount of Funds and Other Consideration

On February 13, 2004, Ionics acquired all of the outstanding equity interests of Ecolochem, Inc. and its affiliates, owned by the Reporting Persons. The transaction consideration was cash in the aggregate amount of $209,418,000 and 4,652,648 shares of Ionics common stock.

The Lyman Revocable Trust received 2,163,250 shares.

The Lyman Irrevocable Trust received 289,580 shares.

The Douglas Revocable Trust received 970,054 shares.

The Douglas Irrevocable Trust received 129,855 shares.

The Richard Revocable Trust received 970,054 shares.

The Richard Irrevocable Trust received 129,855 shares.

On February 13, 2004, in a sale to a single third party under an effective S-3 registration statement, the following Reporting Persons collectively sold an aggregate of 250,000 shares of Ionics common stock in the following increments (a) the Douglas Revocable Trust sold 110,243 shares, (b) the Douglas Irrevocable Trust sold 14,757 shares, (c) the Richard Revocable Trust sold 110,243 shares, and (d) Richard Irrevocable Trust sold 14,757 shares. Following this sale, the Douglas Revocable Trust owned 859,811 shares, the Douglas Irrevocable Trust owned 115,098 shares, the Richard Revocable Trust owned 859,811 shares, and the Richard Irrevocable Trust owned 115,098 shares.  Subsequently, the Lyman Revocable Trust transferred 1,946,926 shares to Lyman GRAT, and the Douglas Revocable Trust transferred 338,324 shares to Douglas GRAT #1 and 338,324 shares to Douglas GRAT #2.

Item 4.

Purpose of Transaction

On November 24, 2004, Ionics entered into an Agreement and Plan of Merger (the “Merger Agreement”) among General Electric Company, a New York corporation (“General Electric”), and Triton Acquisition Corp., a Massachusetts corporation and an indirect wholly owned subsidiary of General Electric (“Merger Sub”).  The Merger Agreement provides for a merger of Merger Sub with and into Ionics, with Ionics surviving (the “Merger”).

At the effective time and as a result of the Merger, each share of Ionics common stock (“Ionics Common Stock”) (other than shares owned by General Electric or Merger Sub) will be converted into the right to receive $44 in cash.

In connection with the Merger Agreement, at the specific request of General Electric, and as an inducement to General Electric’s willingness to enter into the Merger Agreement, Lyman Revocable Trust, Lyman GRAT, Lyman Irrevocable Trust, Douglas Revocable Trust, Douglas GRAT #1, Douglas GRAT #2, Douglas Irrevocable Trust, Richard Revocable Trust, and Richard Irrevocable Trust (collectively the “Stockholders”) entered into a Voting Agreement with General Electric and Merger Sub (the “Voting Agreement”).  The Stockholders beneficially own approximately 19.32% of the Ionics Common Stock.  Lyman B. Dickerson is also Vice President, Water Division, and a director of Ionics.

Pursuant to the Voting Agreement, the Stockholders have agreed at any meeting of the stockholders of Ionics, and at any adjournment thereof, and on every action or approval by written consent of the stockholders of Ionics, to vote all shares of Ionics Common Stock owned by the

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Stockholders (or to cause them to be voted): (i) in favor of adoption of the Merger Agreement, (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of Ionics in the Merger Agreement, (iii) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, winding up of or by Ionics or any other Takeover Proposal (as defined below) and (iv) against any agreement, amendment of Ionics’ articles of incorporation or bylaws or other action that is intended or could reasonably be expected to prevent, impede, interfere, delay, postpone, or discourage the consummation of the Merger.

In furtherance of each Stockholder’s agreement, each Stockholder appointed General Electric and General Electric’s designees, and each of them individually, as such Stockholder’s proxy and attorney-in-fact (with full power of substitution) to vote all shares of Ionics Common Stock owned by such Stockholder at any meeting of stockholders of Ionics, however called or any adjournment thereof, or to execute one or more written consents in respect of such shares of Ionics Common Stock, for the limited, and for no other, purposes (A) in favor of the adoption of the Merger Agreement, (B) against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of Ionics in the Merger Agreement, (C) against any Takeover Proposal and (D) against any agreement, amendment of the Ionics articles of incorporation or bylaws or other action that is intended or could reasonably be expected to prevent, impede with, delay, postpone or discourage the consummation of the Merger.

“Takeover Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than General Electric and its subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Ionics and its subsidiaries (including securities of subsidiaries) equal to 15% or more of Ionics’ consolidated assets or to which 15% or more of the Ionics’ consolidated revenues on a consolidated basis for the then preceding four completed and publicly reported calendar quarters are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of 15% or more of any class of equity securities of Ionics, (C) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 15% or more of any class of equity securities of Ionics or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Ionics or any of its subsidiaries, in each case, other than the transactions that are the subject of the Merger Agreement.

Further, the Stockholders have agreed not to (i) other than pursuant to the Merger, sell, transfer (including by operation of law), give, pledge, encumber, assign or otherwise dispose of or enter into any contract, option or other arrangement (including any profit sharing arrangement) or understanding with respect to the transfer of any of their shares of the Ionics Common Stock, (ii) deposit any shares of Ionics Common Stock into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust  with respect to any such shares, (iii) commit to do any of the foregoing, or (iv) take any action that would make any representation or warranty of such Stockholder set forth in the Voting Agreement untrue or incorrect in any material respect or have the effect of preventing, disabling, or delaying such Stockholder from performing any of its obligations under the Voting Agreement.

The Voting Agreement may be terminated at the option of any party at any time after the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the day following the effective time of the Merger.

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The summaries of the Merger Agreement and the Voting Agreement contained in this Item 4 are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, each of which is filed herewith as an exhibit and incorporated herein by reference.

Item 5.

Interest in Securities of the Issuer

The following table sets forth the aggregate number of shares of Ionics Common Stock and the percentage of outstanding shares of Ionics Common Stock beneficially owned by the Reporting Persons as of November 24, 2004, based on 22,787,807 outstanding shares of Ionics Common Stock as of November 22, 2004 (as represented by Ionics in the Merger Agreement), indicating the number of shares of Ionics Common Stock for which each Reporting Person has sole or shared power to direct the vote or the disposition of such shares.  The Reporting Persons as a group beneficially own an aggregate of 4,402,648 shares of Ionics Common Stock.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Outstanding Shares	Sole Voting Power	Shared Voting Power

Lyman B. Dickerson	2,163,250	9.49%	2,163,250	0
Lyman Revocable Trust	216,324	0.95%	216,324	0
Lyman GRAT	1,946,926	8.54%	1,946,926	0
Lyman Irrevocable Trust	289,580	1.27%	289,580	0
Douglas G. Dickerson	1,719,622	7.55%	1,719,622	0
Douglas Revocable Trust	183,163	0.80%	183,163	0
Douglas GRAT #1	338,324	1.48%	338,324	0
Douglas GRAT #2	338,324	1.48%	338,324	0
Douglas Irrevocable Trust	115,098	0.51%	115,098	0
Richard Revocable Trust	859,811	3.77%	859,811	0
Richard Irrevocable Trust	115,098	0.51%	115,098	0

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Items 3, 4, and 5 of this Schedule 13D/A are incorporated herein by reference.

Item 7.

Material to be Filed as Exhibits.

Exhibit A  Joint Filing Agreement.

Exhibit B  Agreement and Plan of Merger, dated November 24, 2004, by and among General Electric, Merger Sub and Ionics (incorporated by reference from Exhibit 2.1 to Ionics Current Report on Form 8-K, filed November 30, 2004 (file number 001-07211)).

Exhibit C  Voting Agreement, dated as of November 24, 2004, among General Electric and certain stockholders of Ionics (incorporated by reference from Exhibit 99.1 to Ionics Current Report on Form 8-K, filed November 30, 2004 (file number 001-07211)).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D/A is true, complete and correct.

THE RICHARD DICKERSON REVOCABLE TRUST

DATED MARCH 5, 1993, OR ANY SUCCESSOR TRUSTEE, AS AMENDED

By:  /s/ Douglas G. Dickerson

DOUGLAS G. DICKERSON, Co-Trustee

12-2-2004

Date Signed

By:  /s/ Marguerite W. Dickerson

MARGUERITE W. DICKERSON, Co-Trustee

12-2-2004

Date Signed

THE LYMAN B. DICKERSON QUALIFIED GRANTOR RETAINED ANNUITY TRUST #1

By:  /s/ Lyman B. Dickerson

LYMAN B. DICKERSON, Trustee

12-2-2004

Date Signed

THE DOUGLAS G. DICKERSON REVOCABLE TRUST DATED JUNE 22, 1988,OR ANY SUCCESSOR TRUSTEE, AS AMENDED

By:  /s/ Douglas G. Dickerson

DOUGLAS G. DICKERSON, Trustee

12-2-2004

Date Signed

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THE RICHARD DICKERSON IRREVOCABLE TRUST NO. 3, DATED JULY 1, 1991

By:  /s/ Douglas Dickerson

DOUGLAS DICKERSON, Co-Trustee

12-2-2004

Date Signed

By:  /s/ Marguerite W. Dickerson

MARGUERITE W. DICKERSON, Co-Trustee

12-2-2004

Date Signed

By:  /s/ Frederick T. Stant, III

FREDERICK T. STANT, III, Independent Trustee

12-2-2004

Date Signed

THE DOUGLAS G. DICKERSON QUALIFIED GRANTOR RETAINED ANNUITY TRUST #1

By:  /s/ Douglas Dickerson

DOUGLAS G. DICKERSON, Trustee

12-2-2004

Date Signed

THE DOUGLAS G. DICKERSON QUALIFIED GRANTOR RETAINED ANNUITY TRUST #2

By:  /s/ Douglas Dickerson

DOUGLAS G. DICKERSON, Co-Trustee

12-2-2004

Date Signed

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THE DOUGLAS DICKERSON IRREVOCABLE TRUST NO. 3,

DATED JULY 1, 1991

By:  /s/ Douglas D. Dickerson

DOUGLAS D. DICKERSON, Trustee

12-2-2004

Date Signed

By:  /s/ Frederick T. Stant, III

FREDERICK T. STANT, III, Independent Trustee

12-2-2004

Date Signed

THE LYMAN B. DICKERSON REVOCABLE TRUST DATED SEPTEMBER 9, 1996, OR ANY SUCCESSOR TRUSTEE, AS AMENDED

By:  /s/ Lyman B. Dickerson

LYMAN B. DICKERSON, Trustee

12-2-2004

Date Signed

THE LYMAN DICKERSON IRREVOCABLE TRUST,

DATED JULY 1, 1991

By:  /s/ Lyman B. Dickerson

LYMAN B. DICKERSON, Trustee

12-2-2004

Date Signed

By:  /s/ Charles Kline

CHARLES KLINE, Independent Trustee

12-2-2004

Date Signed

By:  /s/ Lyman B. Dickerson

LYMAN B. DICKERSON, Individually

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12-2-2004

Date Signed

By:  /s/ Douglas G. Dickerson

DOUGLAS G. DICKERSON, Individually

12-2-2004

Date Signed

Attention:

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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